[LETTERHEAD OF RETALIX]

                                               Ra'anana, December 17, 2007

To:
Prisma Investment House Ltd.
Shareholders of Retalix represented by Poalim Sahar Ltd.
Shareholders of Retalix represented by The Bank Leumi Trust Company Ltd. Shareholders of Retalix represented by Ben-Neftali, Erez & Co. Advocates


            Re: Service as both Chairman and Chief Executive Officer

Dear Sir or Madam:

Following enquiries from certain shareholders of Retalix Ltd. regarding the proposal to the Annual General Meeting to approve my continued service as both Chairman and Chief Executive Officer for a period of up to three years, I would like to inform you that Retalix intends to separate the positions of Chairman and CEO, with a different individual filling each position, by the end of 2008.


Respectfully,
/s/ Barry Shaked
Barry Shaked